February 18, 2011

VIA EDGAR

Mr. David R. Humphrey
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C.  20549-3561

RE:	Aerosonic Corporation
Form 10-K for the year ended January 31, 2010
Definitive Proxy Statement on Schedule 14A
File No. 001-11750

Dear Mr. Humphrey:

This letter responds to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), received by letter dated January 21, 2011 related to the filings of Aerosonic Corporation (the “Company”) noted above.  For the Staff's convenience, we have repeated below in italics each of the Staff’s comments and have set forth our response, as well as any additional disclosures that we propose to make in our future filings, immediately below the applicable comment.

Form 10-K for the year ended January 31, 2010

Item 1A, Risk Factors, page 8

1.  We note your disclosure that you have described “some of the risk factors, trends and uncertainties which [you] believe could have a material and unfavorable impact” on you.  All material risks should be discussed in this section.  In your future filings, please revise this paragraph to clarify that you have discussed all known material risks.

Response:  We will revise the paragraph in future filings to clarify that our discussion addresses all known material risks.

Liquidity and Capital Resources, page 21

2.  It appears that your recent cash positions have presented certain liquidity constraints in your business operations.  Please revise your disclosure to discuss whether this presents a trend and is expected to continue into future periods.  Please discuss any specific business reasons for your liquidity challenges despite reporting positive net income, such as, for example, the timing of cash receipts compared to expenditures for certain contracts.  Further, please enhance your disclosure regarding your plans for managing your cash position with regard to ongoing operations, and the consequences to your business should you be unable, for whatever reason, to rely upon the debt facilities that appear to be providing cash for working capital, capital expenditure requirements and other contractual obligations.

February 18, 2011

Response:  In response to your letter, we reviewed the disclosures discussing our liquidity in our most recent Form 10-K.  Your letter requested that we (i) expand our discussion to address whether the liquidity challenges we identified presents a trend and is expected to continue, (ii) discuss specific reasons for our liquidity challenges and (iii) enhance our disclosure regarding the consequences of our business should we be unable to rely upon our debt facilities for liquidity and our plans for managing our cash position.

After reviewing our disclosures, we continue to believe that they adequately describe and analyze the liquidity challenges we faced in fiscal year 2010.  For example, we described the primary business reasons for our liquidity challenges despite reporting positive net income, including our repayment of $2,817,000 of customer advances, general economic conditions that lengthened our customers’ payment cycles, the continuing impact of the August 2008 fire on our production and difficulty in maintaining favorable payment terms with our suppliers.  We also compared for fiscal year 2009 and 2010 key liquidity factors such as days sales in accounts receivable and noted an unfavorable increase in this metric that negatively impacted our liquidity.  However, based on our budget for fiscal year 2011, we don’t believe our liquidity challenges in 2010 or the causes of these challenges constituted known trends at the date of the filing of our most recent Form 10-K that were reasonably likely to have a material effect on our financial condition, operating performance or liquidity.  In addition, we are not aware of any trends that were known at the date of the filing of our most recent Form 10-K that were reasonably likely to have a material effect on our financial condition, operating performance or liquidity, other than those matters that were included in our filing.  We will continue to provide meaningful disclosures that meet the objectives of the MD&A and will make disclosures of material trends, including trends relating to our liquidity, of which we become aware, in our future filings.

In addition, we reviewed our disclosures regarding the consequences to our business should we be unable to rely upon our debt facilities for liquidity.  We believe that our disclosures are appropriate and adequate.  For example, we state that “Our ability to maintain sufficient liquidity in fiscal year 2011 and beyond continues to be highly dependent upon achieving expected operating results” and that our “failure to successfully achieve these results could have a material adverse effect on our liquidity and operations in the future, and could require implementation of curative measures, including raising capital, deferring planned capital expenditures, reducing discretionary spending, and/or, if necessary, selling assets.”

Based on your comment and our additional review of these disclosures, we believe that we could provide a better description of our specific plans for managing our cash position, so in future filings, we intend to modify the last sentence of the first paragraph under the heading “Liquidity and Capital Resources” to read substantially as follows:

February 18, 2011

“Otherwise, the Company will consider other alternatives to meet its cash requirements, including reductions in force, facility consolidation and selected asset sales.”

Working Capital and Capital Expenditures, page 23

3.  Although you have positive working capital in the current year, it appears your current assets consist primarily of less liquid assets, such as inventory, which are not readily available as a source to fund current operating needs.  We further note similar circumstances as presented in your Forms 10-Q during 2011.  As such, please revise your disclosure to present a more balanced discussion of your working capital to explain how your current assets will provide liquidity for meeting obligations within your ordinary operating cycle.

Response:  As noted in response 2 above, we included detailed disclosures discussing our liquidity in our most recent Form 10-K.  In future filings, we will provide a more balanced discussion of working capital. Specifically, we will explain how our current assets will provide cash used to fund our operations.

An example of the type of disclosure that we intend to provide is set forth below (which may be revised based on the circumstances at the time of the disclosure):

“The collection of our accounts receivable is the primary source of cash used to fund our operations. Our banking line of credit is used as an additional source of cash as necessary from time to time, and we sweep any excess cash back against the line of credit on a daily basis to minimize interest expense. We believe that cash collected from our accounts receivable, as further supplemented by advances under our banking facilities, are adequate to fund our ongoing operations for the next [twelve] months.”

Signatures, page 38

4.  In your future filings, please have your principal accounting officer or controller sign your Form 10-K.  Refer to General Instruction D to Form 10-K.

Response:  We will have our principal accounting officer sign future reports on Form 10-K.

February 18, 2011

Consolidated Statements of Stockholders’ Equity, page F-5

5.  We note you have not presented a statement of comprehensive income in accordance with ASC 220-10.  Based upon your disclosures, we assume that you have no other comprehensive income items.  Please confirm our assumption supplementally or advise.

Response:  We confirm that the Company does not have other comprehensive income activity as defined in ASC 220-10 for the year ended January 31, 2010 that would require inclusion in the Consolidated Statement of Stockholders’ Equity.

6.  To facilitate the readers’ understanding, consideration should be given to disclosing changes in the number of shares of equity securities on the face of the statements of stockholders’ equity rather than in the notes to the financial statements.

Response:  In future filings, we will disclose changes in the number of shares of equity securities on the face of the statements of stockholders’ equity.

Consolidated Statements of Cash Flows, page F-6

7.  We note, from your disclosures in Footnote 7, that you have insurance for business interruption recoveries as well as for property damage.  We believe that proceeds from insurance settlements should be classified in the cash flow statements based upon the nature of the insurance coverage that gave you the right to receive payment.  That is, we believe that classification of proceeds should not be effected by how you spend, or plan to spend, those proceeds.  Accordingly, we would expect any proceeds that you receive from a business interruption policy to be classified within operating activities.  We would also expect classification of proceeds for property damage to be classified depending upon the nature of the covered property.  Recovery on owned property or property leased under capital leases should be classified in investing activities while settlements for property under operating leases as well as inventory would be classified within operating activities.  Please clarify whether and how your presentation complies with this guidance.  We also believe that this should be clarified in your disclosures on an ongoing basis, as applicable.  Specifically, with regard to any proceeds, please clarify, in detail, what you received, why you received it, what you plan to do with it and how you classified it in the statement of cash flows in MD&A.

Response:  We note that our accounting and presentation of the insurance proceeds related to our casualty loss of August 8, 2008 was based upon the nature of the insurance coverage that gave us the right to the insurance payments subsequently received.  Further, we believe our presentation complies with the guidance pertaining to the proper classification of insurance recoveries, based upon their nature, within operating activities or investing activities.

February 18, 2011

During the year ended January 31, 2009, we received payments of $2,600,000. Of this amount, $1,400,000 was paid under coverage specifically related to the building and was reported as cash flow from investing activities. The remaining $1,200,000 was paid under coverage that included both inventory and equipment; however, the payment did not specify the amounts attributable to inventory and equipment, respectively. We were able to specifically identify our booked casualty loss related to inventory at just over $1,000,000, and therefore apportioned $1,000,000 to inventory and reported it as cash flow from operations. The remaining $200,000 was apportioned to equipment and reported as cash flow from investing activities.

During the year ended January 31, 2010, we received insurance policy payout limits for damages suffered due to the interruption of our business and for reimbursement of other administrative fees associated with the loss in the amount of $500,000 and $50,000, respectively.  Both amounts were received to offset losses to our business profits as a result of the fire.  Within operating activities, $550,000 was presented on the statement of cash flows.

We will provide clarification in our disclosures on an ongoing basis, as applicable.

Note 11, Long-Term Debt and Revolving Credit Facility, page F-16

8.  We note your discussion of warrants and common shares “issued for short-term note.”  Please expand your disclosures to describe, in greater detail, the method of estimating the fair value of the equity instruments granted.  Alternatively, if this disclosure is included in the notes, please tell us the location.

Response:  We note that our accounting for estimating the fair value of the equity instruments granted was in accordance with ASC 470-20-25, in which the proceeds from the sale of the Company’s debt instruments, which included common stock and stock purchase warrants, were allocated to each of the three elements based upon their relative fair values.  The portion of the proceeds allocated to the common stock and warrants was accounted for within paid-in capital.  The remainder of the proceeds was allocated to the debt instrument. In future filings, we will expand our disclosures accordingly.

Item 9A, Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 29

9.  Although we note your disclosure that you have identified a material weakness in your disclosure controls and procedures for the year ended January 31, 2010, it appears you have not stated your conclusion that disclosure controls were either effective or not effective.  Please amend this section of your filing to revise your disclosure to clearly state whether your disclosure controls and procedures were either effective or not effective.

February 18, 2011

Response:  We concluded that our disclosure controls and procedures for the year ended January 31, 2010 were not effective.  Although we inadvertently omitted stating this conclusion in our most recent annual report on Form 10-K, we expressly stated that, as a result of a prior material weakness in our disclosure controls and procedures, “controls over the Company’s financial reporting process and oversight thereof were not adequate to prevent or detect misstatements in the adequacy of management’s estimates and disclosures on a timely basis.”  We believe this statement, together with our disclosure that management concluded another material weakness continued to exist at January 31, 2010, indicated our belief that our disclosure controls and procedures were not effective at January 31, 2010.  In addition, we disclosed in each of our three subsequent quarterly reports on Form 10-Q that management concluded that our disclosure controls and procedures were not effective as of the dates of the periods covered by those reports.  In light of these disclosures, we believe it is unnecessary and potentially confusing to revise our most recent annual report on Form 10-K to expressly state management’s conclusion because such a statement would not materially alter the disclosure from a qualitative perspective.

In future filings, we will clearly state whether we concluded that our disclosure controls and procedures were either effective or not effective as follows:

“As of the end of the period covered by this report, the Company carried out, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and the Company’s Chief Financial Officer, an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended. Based on that evaluation, the Company’s Chief Executive Officer and the Company’s Chief Financial Officer have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures are [effective] [not effective] to ensure that all material information required to be included in our reports filed or submitted under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and (2) accumulated and communicated to the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding disclosure.”

10.  In this regard, we note that for the quarters ended April 30, 2010, July 30, 2010, and October 29, 2010, you have concluded that your disclosure controls and procedures were not effective.  As such, should you determine that your disclosure controls and procedures were effective at January 30, 2010, please provide a detailed and thorough explanation of the procedures you used and evidence you considered when reaching your conclusion.

Response: As discussed in response 9 above, we concluded that our disclosure controls and procedures were not effective for the year ended January 31, 2010.

Definitive Proxy Statement on Schedule 14A

General

11.  In your future filings, please include page numbers in your definitive proxy statement.

February 18, 2011

Response:  In future filings, we will include page numbers in our definitive proxy statement.

12.  We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response:  The Company respectfully directs the Staff’s attention to the SEC’s Final Rule regarding Proxy Disclosure Enhancements [Release Nos. 33-9089; 34-61175; IC-29092; File No. S7-13-09] issued on December 16, 2009 (the “Release”).  The discussion of Item 402(s) of Regulation S-K in the Release includes the following on page 16: “Consistent with the approach taken in the proposals, smaller reporting companies will not be required to provide the new disclosure, even though the new rule will not be part of CD&A. At this time, we believe that such companies are less likely to have the types of compensation policies and practices that are intended to be addressed in this rulemaking.”

The Company further directs the Staff’s attention to Item 402(l) of Regulation S-K which provides that: “A registrant that qualifies as a “smaller reporting company,” as defined by Item 10(f) (§229.10(f)(1)), may provide the scaled disclosure in paragraphs (m) through (r) instead of paragraphs (a) through (k) and (s) of this Item.”

The Company is a smaller reporting company and as a result concluded that the disclosure specified in Item 402(s) of Regulation S-K was not required.

Notwithstanding the Company’s belief that the disclosure specified in Item 402(s) of Regulation S-K was not required, we note that our Compensation Committee reviewed and approved our compensation program and annual compensation levels for our executive officers for fiscal year 2010.  Based on that review, the Compensation Committee determined that our compensation policies and practices for our employees do not create risks that are reasonably likely to have a material adverse effect on the Company.  In reaching this determination, the Compensation Committee considered that the Company’s compensation policies and practices provide a significant portion of compensation in the form of base pay, with bonus compensation awards intended to provide a reward for contributions by management towards the Company’s overall success and long-term strategic individual and corporate goals, not solely as a result of meeting or exceeding defined, discrete, short-term metrics or short-term changes in our stock price.

Compensation Discussion and Analysis
Compensation Elements

13.  We note your disclosure that your executive compensation is “calibrated by comparison to the executive compensation of executives at similar sized and situated companies in [your] industry.”  Please confirm to us that in future filings you will list the companies to which you benchmark and disclose the degree to which the compensation committee considered such companies comparable to you.

February 18, 2011

Response:  We confirm that in future filings we will list the companies to which we benchmark and disclose the degree to which the compensation committee considered such companies comparable to us.

Additionally, we acknowledge that:

o	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
o	Staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filings; and
o	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Thank you for your comments.  We trust that these responses are sufficiently detailed for your purposes. However, if you have any further questions or comments, please feel free to contact me.

Very truly yours,

/s/ Kevin J. Purcell

Kevin J. Purcell
Executive Vice President and Chief Financial Officer

Cc:    Kristin Shifflett, Division of Corporation Finance